Exhibit 1

FOR IMMEDIATE RELEASE

June 22, 2005

NOVA Chemicals impacted by Empress ethane facility outages in Alberta

Pittsburgh, PA – NOVA Chemicals Corporation today announced that production of ethylene, polyethylene and co-products from its Joffre, Alberta, Canada, manufacturing site will be impacted by the shutdown of the six natural gas processing plants owned and operated by third parties at Empress, Alberta.

The Empress facilities supply ethane, a feedstock used in the production of ethylene and polyethylene, to NOVA Chemicals and others.  Due to severe storms and high winds on June 21, 2005, that caused significant damage at Empress, NOVA Chemicals’ supply of ethane from these facilities has been curtailed. The duration of this event and its impact on NOVA Chemicals’ and other Alberta plastics and chemicals producers’ product availability have not been determined.

Approximately 50% of NOVA Chemicals’ current Alberta ethane supply has been curtailed due to this outage.  As a result, NOVA Chemicals will be declaring force majeure effective immediately on all affected ethylene, hydrogen and polyethylene customers.  Additional details will be communicated to affected customers as information becomes available to NOVA Chemicals.

Total Alberta production represents close to 12% of North American ethylene capacity and approximately 13% of North American polyethylene capacity.  NOVA Chemicals Alberta production represents more than 6% of North American ethylene capacity and more than 5% of North American polyethylene capacity.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide who produce consumer, industrial and packaging products.  We work with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.